EXHIBIT I

                                      PROPOSED FORM OF NOTICE
                                  (Release No. 35-____; 70- ____)

            APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION
         OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE
                         PURCHASE AND SALE PROGRAM AND
                              RELATED TRANSACTIONS
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                              _____________, 1996



        Western Massachusetts Electric Company ("WMECO" or the "Company"), a wholly-owned electric utility subsidiary of Northeast Utilities ("NU"), a public utility holding company, has filed an Application/Declaration pursuant to Sections 6(a), 7, 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). WMECO is located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01089.

        Authorization is requested at this time for (i) WMECO to organize a wholly owned special purpose corporation ("NewCo") for the sole purpose of purchasing certain of WMECO*s eligible accounts receivable; (ii) NewCo to issue shares of Common Stock; (iii) WMECO to make, directly and indirectly, general and initial equity contributions to NewCo; and (iv) WMECO to acquire shares of capital stock of NewCo.

        The Company has entered into a Receivables Purchase and Sale Agreement (the "Existing Agreement") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Undivided Interests") in (i) billed and unbilled indebtedness of customers ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The Purchaser is a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper to finance these acquisitions. The Agent will act as agent for the Purchaser for transactions under the Existing Agreement.

        The Existing Agreement is structured so that any sales made thereunder be accounted for as sales. In order for such sales made on or after January 1, 1997 to be so treated, they must comply with the requirements of the Statement of Financial Accounting Standards No. 125 ("FAS 125") issued in June 1996. The formation of NewCo is intended to satisfy one of the requirements of FAS 125: the requirement that the transferred assets be isolated from the Company and its creditors, even in bankruptcy or receivership of the Company. The Existing Agreement contemplates that a restructured sales arrangement involving NewCo will be in place by February 1, 1997, at which date the Existing Agreement will terminate.

        The restructured accounts receivable sales program will consist of two agreements which will replace the Existing Agreement. Under the first agreement (the "Company Agreement"), the Company will sell all of its receivables and related assets to NewCo. Under the second agreement (the "NewCo Agreement"), NewCo will sell Undivided Interests to the Purchaser from time to time. Such Undivided Interests may be funded and repaid on a revolving basis. The purchase price for an Undivided Interest will be calculated according to a formula. Such formula will include reserves based on (among other things) a multiple of historical losses, a multiple of historical dilution (such as, e.g., adjustments due to billing errors), customer concentrations that exceed specified levels and carrying costs and other costs associated with the agreements.

        The purchase price paid by the Purchaser for Undivided Interests will be lower than the purchase price paid by NewCo to the Company for Receivables and Related Assets. Generally, NewCo will make up this difference from collections on the Receivables that are not allocated to the Undivided Interests. Under the NewCo Agreement, purchases may be funded by the Purchaser*s issuance of commercial paper or drawing under its bank facilities. Initially, the aggregate purchase price paid by the Purchaser for Undivided Interests is not intended to exceed $50,000,000.

        The Agent will have the right to appoint a servicer on behalf of it and NewCo, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent*s option. WMECO will be appointed as the initial servicer.

        Certain obligations under the Company Agreement create limited recourse against the Company. In order to secure these obligations, the Company has granted to the Agent a lien on, and security interest in, any rights which the Company may have in respect of Receivables and Related Assets. The NewCo Agreement creates comparable recourse obligations against NewCo, and NewCo grants a security interest in the Receivables, the Related Assets and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations.

        The Company and NewCo will be obligated to reimburse the Purchaser and the Agent for various costs and expenses associated with the Company Agreement and the NewCo Agreement. NewCo will also be required to pay to the Agent certain fees for services in connection with such agreements. WMECO as collection agent will receive fees from the Purchaser.

        The arrangements under the Company Agreement and the NewCo Agreement are scheduled to terminate on September 4, 2001. NewCo may, upon at least five business days* notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the NewCo Agreement. The NewCo Agreement allows the Purchaser to assign all of its rights and obligations under the NewCo Agreement (including its Undivided Interests and the obligation to fund Undivided Interests) to other persons, including the providers of its bank facilities.

        As described in the Application/Declaration, WMECO intends that the above-described transactions will permit it to accelerate its receipt of cash collections from accounts receivable and thereby allow it to maintain an adequate level of working capital and to finance short term cash needs.

        The Application/Declaration and any amendments thereto are available for public inspection through the Commission*s Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Application should submit their views in writing by ________, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Company at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application/Declaration, as filed or as it may be further amended, may be granted.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                             __________________________

                                             Secretary